UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission File Number 001-42656

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Grupo Cibest S.A.
(Translation of registrant’s name into English)

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Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo CIBEST S.A. (Registrant)

Date June, 9, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

June 9, 2025
Medellin, Colombia

GRUPO CIBEST S.A. ANNOUNCES APPROVAL OF SHARE REPURCHASE PROGRAM

Grupo Cibest S.A. (“Grupo Cibest”) announced that, at today’s Extraordinary General Shareholders’ Meeting, the following decisions were approved with the required majorities:

1.The creation of a reserve for share buybacks.
2.The appropriation of the sum of one trillion three hundred and fifty billion Colombian pesos (COP $1,350,000,000,000) that are part of the legal reserve and, authorize its transfer to the reserve to execute the share buybacks.
3.The authorization of a share buyback program on the common shares, the preferred shares, and the American Depositary Receipts – ADRs of Grupo Cibest (the “Buyback Program”) for an amount of up to one trillion three hundred and fifty billion Colombian pesos (COP $1,350,000,000,000), for a term of up to one (1) year, starting from the approval of the Buyback Program’s regulations by the Board of Directors. There will be no minimum amount of securities to be acquired under the Buyback Program.
4.The granting of powers to the Board of Directors of Grupo Cibest to regulate the Repurchase Program (the “Regulation”), and to define and approve the terms and conditions thereof, including but not limited to the mechanism through which share repurchases under the repurchase program shall be executed, and, in general, to carry out all actions and activities aimed at implementing the Buyback Program in accordance with the Regulation and applicable laws. The repurchase must be carried out through mechanisms that ensure equal conditions for all shareholders, and the repurchase price for each class of shares shall be set in compliance with applicable regulations. Likewise, the repurchase must be conducted in accordance with applicable regulations and shall take into account proper capital management, value distribution to shareholders, and the liquidity of the company’s various classes of shares.
5.The granting of powers to the management of Grupo Cibest to enter into all legal acts necessary and/or convenient to implement the Buyback Program; to carry out all other necessary and/or convenient actions to execute the Repurchase Program, including but not limited to obtaining the approval of administrative authorities that may be necessary to carry out the Repurchase Program and, in general,

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to carry out all other activities associated and related to the Buyback Program, under the terms set forth in the Regulation.

Additionally, the Extraordinary General Shareholders' Meeting approved that in the event that management considers that the appropriate internal or market conditions are not met to carry out the Buyback Program, Grupo Cibest will not be obliged to implement, in whole or in part, the Buyback Program.

The management of Grupo Cibest confirms that the necessary procedures and authorizations were completed to hold the Extraordinary General Shareholders' Meeting, and that the decisions adopted fall within the powers of the Extraordinary General Shareholders’ Meeting in accordance with applicable law and Grupo Cibest’s Bylaws.

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
ir@Grupocibest.com.co	ir@Grupocibest.com.co

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